

April 15, 2013

Via E-mail
Mr. George E. Rider
Executive Vice President, General Counsel and Secretary
Tallgrass Energy Partners, LP
6640 W. 143rd Street, Suite 200
Overland Park, KS 66223

     **Re:    Tallgrass Energy Partners, LP**
            **Amendment No. 1 to Registration Statement on Form S-1**
            **Filed April 8, 2013**
            **File No. 333-187595**

Dear Mr. Rider:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 68

1. We note your response to comment 5 in our letter dated April 3, 2013 and reissue that portion of our comment regarding your payment to Tallgrass Development as part of the total consideration for the assets contributed.   Please revise to include a separate line in your dilution table giving effect to the payment to Tallgrass Development that reduces the pro forma net tangible book value per unit after the offering.

Combined Financial Statements, page F-10

2. We note your response to comment 11 in our letter dated April 3, 2013 clarifying that the reimbursement payment for capital expenditures is part of the consideration paid to Tallgrass Development for the contributed assets.  We also note your response to comment 4 in our letter dated April 3, 2013 as to distributions made as part of a centralized cash management system.  Staff Accounting Bulletin 1.B.3 requires that

certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering.  Please revise to provide a supplemental pro forma balance sheet as of December 31, 2012, giving pro forma effect to distributions prior to the offering and your distribution at the closing of the offering as though the distributions had been declared and were payable as of that date.  Additionally, to the extent the distributions exceed current year's earnings, please provide pro forma per share data.

Notes to Combined Financial Statements, page F-15

Note 3. Business Combination, page F-23

3.  We note your response to comment 12 in our letter dated April 3, 2013.  Please provide us with the detailed discounted cash flow analysis for TIGT and TMID.  Please show us how you applied the Capital Asset Pricing Model in determining the weighted average cost of capital.  Your response suggests you calculated the 8.5% WACC directly while the 9.8% discount rate was solved for.  Please tell us whether our interpretation is correct.  Please also show us the allocation you made for tax purposes and contrast it with that you made for financial reporting purposes.  We may have further comment.

4.  We note the discount rate used for TIGT was 8.5%.  To the extent your discount rate of 8.5% for TIGT differs from the anticipated rate of return on your regulated assets, please reconcile the difference between the rates.

5.  Please explain whether a portion of the purchase price was allocated to customer contracts.

Note 6. Property, Plant and Equipment, page F-27

6.  We note your response to comment 13 in our letter dated April 3, 2013.  In regards to the regulated assets please explain in detail the difference between the GAAP basis and regulatory basis.

7.  We note your response to comment 15 in our letter dated April 3, 2013.  Please help us better understand why natural gas pipelines decreased in value as of December 31, 2012.  Clarify why the regulatory basis of gross property, plant and equipment was higher on a GAAP basis in response to comment 13 but net property, plant and equipment for the regulated assets was lower than GAAP in your response to comment 15.  Please quantify each component attributable to the difference.  We also note your revised disclosure attempts to explain the new basis of property, plant, and equipment.  To better explain the decrease year over year, please expand your disclosure to explain the old basis in contrast to the new basis, similar to your response provided to us.  Lastly, please tell us the

identity of, and explain in detail the accounting applied by, the pre-predecessor. The accounting history, including the reason for divestiture by Kinder Morgan, may be helpful in terms of context for the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc:     Laura L. Tyson